UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PMC-Sierra, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

69344F106
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cadian Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

29,930,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

29,930,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,930,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Bannasch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

29,930,868

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

29,930,868

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,930,868

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cadian Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,342,254

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,342,254

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,342,254

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cadian Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

13,588,614

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

13,588,614

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,588,614

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	69344F106

Item 1.	(a).	Name of Issuer:
PMC-Sierra, Inc.

(b).	Address of Issuer's Principal Executive Offices:
1380 Bordeaux Drive Sunnyvale, California 94089

Item 2.	(a).	Name of Person Filing:
Cadian Capital Management, LP Eric Bannasch
Cadian Fund, LP Cadian Master Fund, LP

(b).	Address of Principal Business Office, or if None, Residence:

Cadian Capital Management, LP
535 Madison Avenue
36th Floor
New York, NY  10022

Eric Bannasch
535 Madison Avenue
36th Floor
New York, NY  10022

Cadian Fund, LP
c/o Cadian Capital Management, LP
535 Madison Avenue
36th Floor
New York, NY 10022

Cadian Master Fund, LP c/o Morgan Stanley Fund Services (Cayman) Ltd. Cricket Square Hutchins Drive 2nd Floor, Boundary Hall P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands

(c).	Citizenship:
Cadian Capital Management, LP - Delaware Eric Bannasch – United States of America Cadian Fund, LP – Delaware Cadian Master Fund, LP – Cayman Islands

(d).	Title of Class of Securities:

Common Stock, $0.001 par value

(e).	CUSIP Number:
69344F106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Cadian Capital Management, LP – 29,930,868 Eric Bannasch – 29,930,868 Cadian Fund, LP – 16,342,254 Cadian Master Fund, LP – 13,588,614

(b)	Percent of class:

Cadian Capital Management, LP – 15.1% Eric Bannasch – 15.1% Cadian Fund, LP – 8.3% Cadian Master Fund, LP – 6.9%

(c)	Number of shares as to which the person has:

Cadian Capital Management, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	29,930,868	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	29,930,868	.

Eric Bannasch
(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	29,930,868	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	29,930,868	.

Cadian Fund, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	16,342,254	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	16,342,254	.

Cadian Master Fund, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	13,588,614	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	13,588,614	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G/A are owned by advisory clients of Cadian Capital Management, LP.  None of the advisory clients other than Cadian Fund, LP and Cadian Master Fund, LP individually owns more than 5% of the Common Stock, $0.001 par value.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

Cadian Capital Management, LP*

By: Cadian Capital Management GP, LLC, its General Partner

By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

/s/ Eric Bannasch
Eric Bannasch*

Cadian Fund, LP

By: Cadian GP, LLC, its general partner

By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

Cadian Master Fund, LP By: Cadian GP, LLC, its general partner By: /s/ Eric Bannasch Eric Bannasch Managing Member

* The Reporting Person disclaims beneficial ownership in the common stock reported herein except to the extent of his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13G dated February 17, 2015 relating to the Common Stock, $0.001 par value, of PMC-Sierra, Inc. shall be filed on behalf of the undersigned.

Cadian Capital Management, LP

By: Cadian Capital Management GP, LLC, its General Partner

By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

/s/ Eric Bannasch
Eric Bannasch

Cadian Fund, LP

By: Cadian GP, LLC, its general partner

By: /s/ Eric Bannasch
Eric Bannasch
Managing Member

Cadian Master Fund, LP By: Cadian GP, LLC, its general partner By: /s/ Eric Bannasch Eric Bannasch Managing Member

SK 25926 0001 6344921